UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Legacy Reserves Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

524706108

(CUSIP Number)

Baines Creek Capital, LLC

11940 Jollyville Road

Suite 210-S

Austin, Texas 78759

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 12, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Special Purpose Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek SP GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Baines Creek Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Kevin Tracy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		510
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

510
	10	SHARED DISPOSITIVE POWER

3,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,510
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Jeremy Carter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

James Schumacher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 524706108

1	NAME OF REPORTING PERSON

Brian Williams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		179,872
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,226,737
PERSON WITH	9	SOLE DISPOSITIVE POWER

179,872
	10	SHARED DISPOSITIVE POWER

1,226,737
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,406,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 524706108

The following constitutes Amendment No. 6 to the Schedule 13D (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by BCP and BCSPP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate cost of the 1,000 Shares directly owned by BCP is approximately $3,059, excluding brokerage commissions. The aggregate cost of the 2,000 Shares directly owned by BCSPP is approximately $6,114, excluding brokerage commissions.

The Shares purchased by each of Messrs. Tracy, Schumacher and Williams were purchased with personal funds. The aggregate purchase price of the 510 Shares directly owned by Mr. Tracy is approximately $946, excluding brokerage commissions. The aggregate purchase price of the 6,200 Shares directly owned by Mr. Schumacher is approximately $11,036, excluding brokerage commissions. The aggregate purchase price of the 1,403,609 Shares beneficially owned by Mr. Williams is approximately $1,844,342, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 114,812,812 Shares outstanding, as of May 16, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on May 20, 2019.

A.	BCP
(a)	As of the close of business on June 12, 2019, BCP beneficially owned 1,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 1,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,000

4. Shared power to dispose or direct the disposition: 0

(c)	BCP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
B.	BCSPP
(a)	As of the close of business on June 12, 2019, BCSPP beneficially owned 2,000 Shares.

Percentage: Less than 1%

11

CUSIP NO. 524706108

(b)	1. Sole power to vote or direct vote: 2,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BCSPP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.
C.	BCP GP
(a)	BCP GP, as the general partner of BCP, may be deemed the beneficial owner of the 1,000 Shares owned by BCP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,000

(c)	BCP GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D.
D.	BCSPP GP
(a)	BCSPP GP, as the general partner of BCSPP, may be deemed the beneficial owner of the 2,000 Shares owned by BCSPP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 2,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 2,000

(c)	BCSPP GP has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of BCSPP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference.
E.	BCC
(a)	As the investment manager of each of BCP, BCSPP, BCP GP and BCSPP GP, and the general partner of each of BCP GP and BCSPP GP, BCC may be deemed the beneficial owner of the (i) 1,000 Shares owned by BCP and (ii) 2,000 Shares owned by BCSPP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 3,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 3,000

(c)	BCC has not entered into any transactions in the Shares since the filing of Amendment No. 5 to the Schedule 13D. The transactions in the Shares on behalf of BCSPP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP NO. 524706108

F.	Mr. Tracy
(a)	As of the close of business on June 12, 2019, Mr. Tracy directly owned 510 Shares. As a Managing Partner of each of BCP GP, BCSPP GP and BCC, Mr. Tracy may be deemed the beneficial owner of the (i) 1,000 Shares owned by BCP and (ii) 2,000 Shares owned by BCSPP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 510

2. Shared power to vote or direct vote: 3,000

3. Sole power to dispose or direct the disposition: 510

4. Shared power to dispose or direct the disposition: 3,000

(c)	The transactions in the Shares by Mr. Tracy since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of BCSPP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Mr. Carter
(a)	As of the close of business on June 12, 2019, Mr. Carter did not beneficially own any Shares of the Issuer.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Carter since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
H.	Mr. Schumacher
(a)	As of the close of business on June 12, 2019, Mr. Schumacher directly owned 6,200 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,200

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 6,200

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Schumacher since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	Mr. Williams
(a)	As of the close of business on June 12, 2019, Mr. Williams beneficially owned 1,406,609 Shares, including 1,223,737 Shares jointly owned with his spouse. As a Managing Partner of each of BCP GP, BCSPP GP and BCC, Mr. Williams may be deemed the beneficial owner of the (i) 1,000 Shares owned by BCP and (ii) 2,000 Shares owned by BCSPP.

Percentage: Approximately 1.2%

13

CUSIP NO. 524706108

(b)	1. Sole power to vote or direct vote: 179,872

2. Shared power to vote or direct vote: 1,226,737

3. Sole power to dispose or direct the disposition: 179,872

4. Shared power to dispose or direct the disposition: 1,226,737

(c)	The transactions in the Shares by Mr. Williams since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of BCSPP since the filing of Amendment No. 5 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

(e)       The Reporting Persons ceased to be the beneficial owner of 5% or more of the Shares of the Issuer on June 12, 2019.

14

CUSIP NO. 524706108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2019

Baines Creek Partners, L.P.

By:	Baines Creek GP, L.P. its General Partner

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek GP, L.P.

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek Special Purpose Partners, L.P.

By:	Baines Creek SP GP, L.P. its General Partner

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek SP GP, L.P.

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

Baines Creek Capital, LLC

By:	/s/ Brian Williams
	Name:	Brian Williams
	Title:	Managing Partner

15

CUSIP NO. 524706108

/s/ Brian Williams
Brian Williams

/s/ Kevin Tracy
KEVIN TRACY

/s/ Jeremy Carter
JEREMY CARTER

/s/ James Schumacher
JAMES SCHUMACHER

16

CUSIP NO. 524706108

SCHEDULE A

Transactions in the Shares since the Filing of Amendment No. 5 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Baines creek Special purpose partners, l.p.

(9,416,540)	0.1145*	06/12/2019

KEVIN TRACY

(7,000)	0.1100	06/12/2019

JAMES SCHUMACHER

(5,000)	0.1140	06/12/2019

JEREMY CARTER

(147,317)	0.1145†	06/12/2019

BRIAN WILLIAMS

(476,500)	0.1200‡	06/12/2019

* The price reported is an average price. These shares were purchased in multiple transactions at prices ranging from $0.1000 to $0.1500 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

† The price reported is an average price. These shares were purchased in multiple transactions at prices ranging from $0.1110 to $0.1220 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

‡ The price reported is an average price. These shares were purchased in multiple transactions at prices ranging from $0.1000 to $0.1400 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.